Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 22, 2010

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$ 0.20	$
Proceeds, before expenses, to Bank of America Corporation	$ 9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), which may be in January or February 2010, the settlement date may occur in January or February 2010, and the maturity date may occur in January or February 2012. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

January     , 2010

Units Capped Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return, due January , 2012 $10 principal amount per unit Term Sheet No.	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	January , 2010 February , 2010 January , 2012

Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the level of the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return (the “MLCX4COE Index”), subject to a cap of 34% to 38%

1-to-1 downside exposure to decreases in the level of the MLCX4COE Index in excess of a Threshold Value with up to 90% of the principal amount at risk

A maturity of approximately 24 months

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Capped Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return, due January     , 2012 (the “LIRNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC.

The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return (the “MLCX4COE Index”) increases moderately from the Starting Value of the MLCX4COE Index, determined on the pricing date, to the Ending Value of the MLCX4COE Index, determined on a calculation day shortly before the maturity date. The LIRNs are designed for investors who are seeking a long exposure to Brent crude oil futures contracts, and who understand that the MLCX4COE Index does not track the spot price of crude oil, but instead tracks Brent crude oil futures contracts which are rolled from 3rd month contracts into 4th month contracts. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return (Bloomberg symbol: “MLCX4COE<Index>”)
Starting Value:	The closing level of the MLCX4COE Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described in product supplement LIRN-2. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Ending Value:	The closing level of the MLCX4COE Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement LIRN-2.
Threshold Value:	90% of the Starting Value (rounded to four decimal places)
Capped Value:	$13.40 to $13.80 per unit of the LIRNs, which represents a return of 34% to 38% over the Original Offering Price. The actual Capped Value of the LIRNs will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Participation Rate:	200%
Downside Leverage Factor:	100%
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based on the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a hypothetical Capped Value of $13.60 (a 36% return), the midpoint of the Capped Value range of $13.40 to $13.80. The green line reflects the hypothetical returns on the LIRNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, a hypothetical Starting Value of 862.0554 (the closing level of the MLCX4COE Index on January 19, 2010), a hypothetical Threshold Value of 775.8499, and a hypothetical Capped Value of $13.60 (per unit), the midpoint of the Capped Value range of $13.40 to $13.80.

Example 1 — The hypothetical Ending Value is 70% of the hypothetical Starting Value and is less than the hypothetical Threshold Value:

Hypothetical Starting Value:	862.0554
Hypothetical Ending Value:	603.4388
Hypothetical Threshold Value:	775.8499

$10 –	[	$10 ×	(775.8499 - 603.4388)	x 100%	]	= $8.00
862.0554

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 95% of the hypothetical Starting Value and is greater than the hypothetical Threshold Value:

Hypothetical Starting Value:	862.0554
Hypothetical Ending Value:	818.9526
Hypothetical Threshold Value:	775.8499

Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	862.0554
Hypothetical Ending Value:	896.5376

$10 +	[	$10 × 200% x	(896.5376 - 862.0554)	]	= $10.80
862.0554

Redemption Amount (per unit) = $10.80

Example 4 — The hypothetical Ending Value is 175% of the hypothetical Starting Value:

Hypothetical Starting Value:	862.0554
Hypothetical Ending Value:	1,508.5970

$10 +	[	$10 × 200% x	(1,508.5970 - 862.0554)	]	= $25.00
862.0554

Redemption Amount (per unit) = $13.60 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 862.0554 (the closing level of the MLCX4COE Index on January 19, 2010), a Threshold Value equal to 90% of the hypothetical Starting Value, and a range of hypothetical Ending Values of the MLCX4COE Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places);
▪	the total rate of return to holders of the LIRNs;
▪	the pretax annualized rate of return to holders of the LIRNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the futures contracts or the commodity included in the MLCX4COE Index (the “MLCX4COE Index components”).

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and a hypothetical Capped Value of $13.60 (per unit), the midpoint of the Capped Value range of $13.40 to $13.80.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs	Pretax Annualized Rate of Return on the LIRNs(1)	Pretax Annualized Rate of Return of the MLCX4COE Index Components(1)(2)
431.0277	-50.00%	$6.00	-40.00%	-23.98%	-31.82%
517.2332	-40.00%	$7.00	-30.00%	-17.06%	-23.98%
603.4388	-30.00%	$8.00	-20.00%	-10.85%	-17.06%
689.6443	-20.00%	$9.00	-10.00%	-5.20%	-10.85%
775.8499(3)	-10.00%	$10.00	0.00%	0.00%	-5.20%
827.5732	-4.00%	$10.00	0.00%	0.00%	-2.03%
844.8143	-2.00%	$10.00	0.00%	0.00%	-1.01%
862.0554(4)	0.00%	$10.00	0.00%	0.00%	0.00%
879.2965	2.00%	$10.40	4.00%	1.97%	0.99%
896.5376	4.00%	$10.80	8.00%	3.89%	1.97%
948.2609	10.00%	$12.00	20.00%	9.33%	4.82%
1,034.4665	20.00%	$13.60(5)	36.00%	15.98%	9.33%
1,120.6720	30.00%	$13.60	36.00%	15.98%	13.56%
1,206.8776	40.00%	$13.60	36.00%	15.98%	17.55%
1,293.0831	50.00%	$13.60	36.00%	15.98%	21.34%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from January 25, 2010 to January 25, 2012, a term expected to be similar to that of the LIRNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the MLCX4COE Index components that equals the percentage change in the level of the MLCX4COE Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(4)	This is the hypothetical Starting Value, which was the closing level of the MLCX4COE Index on January 19, 2010. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(5)	The Redemption Amount per unit of the LIRNs cannot exceed the hypothetical Capped Value of $13.60 (the midpoint of the Capped Value range of $13.40 to $13.80). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections included in product supplement LIRN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the MLCX4COE Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the MLCX4COE Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the MLCX4COE Index.

▪	The Index Manager or the Index Publisher (each as defined below) may adjust the MLCX4COE Index in a way that affects its level, and neither has any obligation to consider your interests.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to any futures contracts or the commodity included in or tracked by the MLCX4COE Index.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	The price of crude oil may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in crude oil and related futures markets may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The MLCX4COE Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures contracts included in the MLCX4COE Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Additional Risk Factors

The MLCX4COE Index does not track the spot price of crude oil.

The MLCX4COE Index provides long only exposure to Brent crude oil futures contracts, by tracking Brent crude oil futures contracts which are rolled from 3rd month contracts into the 4th month contracts. The MLCX4COE Index does not track the spot price of crude oil, which is the present delivery price of crude oil. While the performance of the MLCX4COE Index has historically correlated to some extent with the performance of Brent crude oil, the correlation is not exact, and the MLCX4COE Index may underperform the spot price of Brent crude oil. As such, the LIRNs are not an appropriate investment for you if you are seeking to invest in a financial product, the performance of which depends on the spot price of crude oil.

Higher futures prices of Brent crude oil relative to its current prices may decrease the Redemption Amount.

The MLCX4COE Index is composed of futures contracts on a single physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the MLCX4COE Index, as the exchange-traded futures contract comprising the MLCX4COE Index approaches the month before expiration, it is replaced by a contract that has a later expiration. Thus, for example, a contract purchased and held in January may specify an April expiration date. As time passes, the contract expiring in April is replaced by a contract for delivery on a specific future date, such as May. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the November contract would take place at a price that is higher than the price of the December contract, thereby creating a “roll yield”. There is no assurance that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead these markets may trade in “contango.” Contango (or the absence of backwardation) markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Crude oil has historically traded in contango markets. Contango in the commodity markets could result in negative roll yield, which could adversely affect the level of the MLCX4COE Index and accordingly, cause the market value and the Redemption Amount of the LIRNs to decrease.

The LIRNs include the risk of concentrated positions in a single commodity.

The exchange-traded physical commodities underlying the futures contracts included in the MLCX4COE Index consist solely of a single commodity, crude oil. Accordingly, a decline in value of crude oil would adversely affect the level of the MLCX4COE Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. If worldwide production increases, absent amendment of the MLCX4COE Index to account for such developments, the level of the MLCX4COE Index, and therefore the value of the LIRNs, could decline.

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the LIRNs.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, political events and policies, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the U.S., Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of Brent crude oil. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of Brent crude oil increases or decreases, the value of the LIRNs may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of Brent crude oil and the market value and the Redemption Amount of the LIRNs.

The LIRNs are linked to the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index – Excess Return and not the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index – Total ReturnSM.

The MLCX4COE Index reflects returns that are potentially available through an unleveraged investment in Brent crude oil futures contracts. In contrast, the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index – Total ReturnSM is a total return index which, in addition to reflecting the same returns of the MLCX4COE Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the LIRNs are linked to the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index – Excess Return and not the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index – Total ReturnSM, the Redemption Amount will not reflect this total return feature.

The Index Manager may from time to time modify the methodology for determining the composition and calculation of the MLCX4COE Index.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and the level of the MLCX4COE Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCX4COE Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the MLCX4COE Index and, accordingly, cause the market value of the LIRNs and the Redemption Amount to decrease.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited (the “Index Publisher”), is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the MLCX4COE Index could give rise to conflicts of interest. Even though the MLCX4COE Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the MLCX4COE Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the MLCX4COE Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the LIRNs.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the MLCX4COE Index.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the level of the MLCX4COE Index will increase moderately from the Starting Value to the Ending Value.

▪

You accept that your investment will result in a loss, which could be significant, if the level of the MLCX4COE Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the MLCX4COE Index with no expectation of the benefits of owning crude oil or the futures contracts included in or tracked by the MLCX4COE Index.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the MLCX4COE Index will decrease from the Starting Value to the Ending Value or that the level of the MLCX4COE Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 34% and 38% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You seek exposure to the spot price of crude oil or you want to have rights with respect to crude oil or the futures contracts tracked by the MLCX4COE Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 5,000 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The MLCX4COE Index

Merrill Lynch Commodity index eXtraSM Brent 4-Series Index – Excess Return

All disclosures contained in this term sheet regarding the MLCX4COE Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the MLCX4COE Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the MLCX4COE Index are discussed in the section of product supplement LIRN-2 entitled “Description of LIRNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the MLCX4COE Index or any successor index.

The MLCX4COE Index (Bloomberg, L.P. index symbol “MLCX4COE<Index>”) is a modified version of the Merrill Lynch Commodity index eXtra (the “MLCX”), as further described below. The MLCX4COE Index was launched in April 2007. Unlike the MLCX, the MLCX4COE Index is a rule-driven single commodity index, and does not track the Market Sectors (as defined below) tracked by the MLCX. While the performance of the MLCX4COE Index has historically correlated to some extent with the performance of Brent crude oil, the correlation is not exact. The MLCX4COE Index does not track the spot price of crude oil, and may underperform the spot price of Brent crude oil. Instead, the MLCX4COE Index provides long only exposure to Brent crude oil futures contracts which are rolled over from 3rd month contracts into 4th month contracts scheduled for delivery as they approach expiration. The futures contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs during a 15 index business day period each month. The rolling process is spread out to limit the effect that the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX4COE Index might have on the market. During the 15 index business day period, up to two Brent crude oil futures contracts can be included in the MLCX4COE Index at any one time. These contracts are traded on the ICE Futures (“ICE”) exchange.

The MLCX4COE Index is calculated by the Index Manager based upon the official settlement or similar prices for Brent crude oil contracts posted by ICE. The Index Manager applies the daily percentage change in the prices of the contracts included in the MLCX4COE Index to the prior trading day’s level of the MLCX4COE Index in order to calculate the current level of the MLCX4COE Index. The MLCX4COE Index is calculated in the manner described in the MLCX Handbook, as modified to reflect the single commodity that the MLCX4COE Index measures.

The MLCX

The MLCX was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month. The MLCX is an excess return index that factors in both price movements as well as roll yields.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each commodity included in the MLCX. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other MLCX Commodities). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCX4COE Index and the MLCX and for calculating their levels is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCX4COE Index and the MLCX Index from time to time, if it believes that modifications are necessary or appropriate.

Construction

The MLCX was created using the following four main principles:

1. Liquidity – The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting – The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors – Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling – Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected by liquidity.

Exchange Selection

The Index Manager initially selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the New York Mercantile Exchange (the “NYMEX”) (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that the Index Manager may determine to include a contract with less than two years of data;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The Total Trading Volume with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract: LIQ = TTV × CS × ARP.

Once LIQ is determined, the Eligible Contracts are listed in order of LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on copper which is traded on the LME, but excludes the copper contract traded on the NYMEX as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occurs once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors for 2009, as of January 2009, were:

Market Sector	Weight
Energy	60.0%
Grains & Oil Seeds	18.0%
Base Metals	11.8%
Soft Commodities & Others	4.0%
Precious Metals	3.2%
Livestock	3.0%

MLCX Oversight

The Merrill Lynch Commodity MLCX Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, assists the Index Manager and the Index Publisher in connection with the application of the MLCX principles, advises the Index Manager and the Index Publisher on the administration and operation of the MLCX, and makes recommendations to the Index Manager and the Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of the Index Manager and the Index Publisher. The Advisory Committee advises the Index Manager and the Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by the Index Manager and the Index Publisher. The Index Manager and the Index Publisher expect that, to the extent any changes are made as to the MLCX, corresponding changes will be made to the MLCX4COE Index.

The MLCX4COE Index was launched in April 2007 and, accordingly, there is no actual historical data on the MLCX4COE Index prior to April 2007. The following graph sets forth the hypothetical monthly historical performance of the MLCX4COE Index in the period from January 2005 to April 2007 and the actual monthly historical performance of the MLCX4COE Index in the period from April 2007 through December 2009. The hypothetical historical information has been prepared based on certain assumptions, including the pro-forma composition of the MLCX4COE Index, and has otherwise been produced according to the current MLCX methodology described above. There can therefore be no assurance that the hypothetical historical information accurately reflects the performance of the MLCX4COE Index had the MLCX4COE Index been actually published and calculated during the relevant period. This historical data on the MLCX4COE Index is not necessarily indicative of the future performance of the MLCX4COE Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the MLCX4COE Index during any period set forth below is not an indication that the level of the MLCX4COE Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On January 19, 2010, the closing level of the MLCX4COE Index was 862.0554.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the MLCX4COE Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the MLCX4COE Index and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the MLCX4COE Index that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the MLCX4COE Index.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the MLCX4COE Index that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the MLCX4COE Index. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the MLCX4COE Index for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the MLCX4COE Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined in product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. Further, in August 2009, legislation was introduced in the U.S. Senate that proposes to treat as short-term capital gain or loss any capital gain or loss recognized from the sale or exchange of direct or derivative interests (including instruments such as the LIRNs) in oil or natural gas (or any primary product of oil or natural gas) which is actively traded and certain indices based in whole or in part on those commodities. It is impossible to predict whether this legislation, or other similar legislation, will become law or the ultimate effective date of any such legislation. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.